hannover re®

RECEIVED
2004 SEP 14 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

04036857

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

September 09, 2004

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest newsletter: "Hannover Re named "Reinsurance Company of the Year" for the third time".

Please contact the right undersigned by calling +49-511-5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

Gabriele Bödeker

Enclosures

Dlw 9/14

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover re®

NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Hannover Re named "Reinsurance Company of the Year" for the third time

Hannover, 9 September 2004: Having been crowned "Reinsurance Company of the Year" only last year by the UK trade magazine "Reactions", the company has now been awarded this title by the similarly highly respected international trade journal "The Review". Hannover Re is thus the only reinsurer to have received this distinction on three occasions – following on from 1998 and 2001.

This award recognises the unparalleled performance of Hannover Re. In eleven consecutive quarters the company has impressed with excellent operating profits (EBIT) and after-tax results. The year-end closing for the 2003 financial year marked another high point in the success story of Hannover Re. Most strikingly, the company thereby convincingly demonstrated the further improvement in its market position relative to its competitors. The citation states that Hannover Re has been particularly successful in exploiting the opportunities offered by the hard market and has thus emerged as one of the major winners of recent years.

Jason Groves, Editor of "The Review", remarked: "The success story of Hannover Re has been its ability both to give its shareholders strong returns but also to enhance its market position."

This was the eleventh year in which the award has been made. The judging panel included distinguished figures from the reinsurance industry such as Clem Booth, CEO of Aon Re International, AIG's reinsurance chief Chris Milton and Hans-Peter Gerhardt, CEO of Axa Re.

For further information, please contact Eric Schuh (tel. +49/ 511/ 56 04-15 00; fax +49/ 511/ 56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re,** with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover **rück**

INFOBRIEF

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück zum dritten Mal „Rückversicherer des Jahres“

Hannover, 9 September 2004: Nachdem die Hannover Rück bereits im letzten Jahr von der englischen Fachzeitschrift „Reactions“ zum „Rückversicherer des Jahres“ gekürt worden war, ist das Unternehmen nun von der ebenfalls renommierten internationalen Fachzeitschrift „The Review“ mit diesem Titel ausgezeichnet worden. Die Hannover Rück ist damit der einzige Rückversicherer, dem diese Auszeichnung – nach 1998 und 2001 – schon zum dritten Mal zuteil wurde.

Mit dieser Auszeichnung wird die einzigartige Performance der Hannover Rück anerkannt. In elf aufeinander folgenden Quartalen habe das Unternehmen mit ausgezeichneten operativen und Nachsteuer-Ergebnissen überzeugen können. Der Jahresabschluss zum Geschäftsjahr 2003 habe dabei einen weiteren Höhepunkt in der Erfolgsgeschichte der Hannover Rück geboten. Sie habe damit – im Vergleich zu ihren Wettbewerbern – insbesondere ihre weiter verbesserte Marktposition eindrucksvoll unter Beweis stellen können. Das Unternehmen habe in besonderer Weise die Chancen des harten Marktes für sich genutzt und sei daraus als einer der wesentlichsten Gewinner der vergangenen Jahre hervorgegangen, heißt es in der Begründung.

Jason Groves, Editor des „Review“, sagte: “Die Erfolgsgeschichte der Hannover Rück ist ihre Fähigkeit zu Beidem, einerseits ihren Aktionären eine maximale Rendite zu erwirtschaften und andererseits ihre Marktposition auszubauen.“

Die Preisverleihung fand in diesem Jahr zum elften Mal statt. Zur Jury gehörten so angesehene Persönlichkeiten der Rückversicherungsbranche wie Clem Booth, CEO von Aon Re International, AIG's Rückversicherungschef Chris Milton and Hans-Peter Gerhardt, CEO der Axa Re.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511 / 56 04-15 00, Fax: 0511 / 56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 11 Mrd. EUR eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong“; A.M. Best A „Excellent“).*